Filed by Social Capital Hedosophia Holdings Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Opendoor

Commission File No. 001-39253

Palihapitiya finds next ’10x idea’ with $4.8 billion SPAC deal for real estate start-up Opendoor

CNBC

By Leslie Picker

September 15, 2020

KEY POINTS

•	Chamath Palihapitiya’s SPAC Social Capital Hedosophia II will acquire Opendoor, an online marketplace for buying and selling houses.
•	The deal values Opendoor at $4.8 billion.
•	Palihapitiya will be on CNBC’s Squawk Box at 8 a.m. to discuss Opendoor and more.

Chamath Palihapitiya pioneered taking private unicorns public by reverse merging them into special purpose acquisition companies, or SPACs — an idea he’s called “IPO 2.0.”

After his first iteration of doing so last year with space-tourism company Virgin Galactic, he’s found his next target: Opendoor, an online marketplace for buying and selling houses.

“These guys are my next 10x idea,” Palihapitiya said in an interview with CNBC, noting the prospect of generating returns worth 10 times the original investment.

The investment, announced Tuesday, amounts to more than $1 billion. Opendoor will receive $414 million from the capital generated from the April initial public offering of his SPAC, Social Capital Hedosophia II. Additionally, a group of investors, including Palihapitiya and funds managed by BlackRock, agreed to infuse another $600 million through a PIPE, or a private investment in public equity.

The deal values Opendoor at $4.8 billion — nearly equal to its 2019 revenue. The company’s earlier investors include General Atlantic, SoftBank’s Vision Fund and Lennar Corporation.

“This is one of many milestones towards our mission and will help us accelerate the path towards building the digital one-stop-shop to move,” Eric Wu, who founded the company six years ago, said in a statement. Wu will continue to lead the company, while Adam Bain, former chief operating officer at Twitter and director at Social Capital Hedosophia II, will join the board after the transaction is completed.

How Opendoor works

The way Opendoor often works is this: homeowners get a quote, through an algorithm, and can sell their houses directly to the company. Opendoor may make some fixes and then put the house on the market to sell. The spread between what the home is bought and sold for is a part of how Opendoor generates revenue. Opendoor, which operates in 21 markets, says it sold more than 18,000 homes last year.

Opendoor also provides services, such as a mortgage product, home repair and home warranty that users can purchase.

“The company is transforming the $1.6 trillion residential real estate market by combining superior user experience, streamlined operations and machine learning to create a seamless digital experience,” said Palihapitiya, who serves as CEO of the SPAC, Social Capital Hedosophia II.

The move is a bet on two secular tailwinds — greater homeownership in America and the digitization of commerce.

Sales of existing homes jumped nearly 25 percent in July from June, according to the latest National Association of Realtors report. That’s the strongest monthly gain in the history of the survey, going back more than half a century.

But earlier this year, pandemic and the concurrent shutdown of the economy took its toll on the housing market. The company in April laid off 600 employees or roughly a third of its staff as the uncertainty caused many Americans to pause housing-related transactions.

Around that same time, Palihapitiya was getting his SPAC off the ground. Virgin Galactic, which he took public through a separate vehicle, has produced returns of nearly 70 percent over the last year.

Social Capital Hedosophia II used that momentum in its search for a new target.

The deal for Opendoor came together somewhat quickly, a person close to the process said. Two months ago, the two sides started talking.

And much like Opendoor’s digitized tenor, so too was its own sale, with the bulk of the negotiations taking place over the Internet.

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